NII Holdings, Inc.
1875 Explorer Street
Suite 1000
Reston, VA 20190
September 18, 2012

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	NII Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 7, 2012
File No. 000-32421

Dear Mr. Spirgel:

NII Holdings, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated September 6, 2012 containing comments on the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the “Form 10-Q”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 7, 2012. This letter on behalf of the Company responds to the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company's response following each comment.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Note 8. Revision of Prior Period Financial Statements, page 25

1.
We note your representation that the impact of the errors corrected in your most recent Form 10-Q are immaterial, individually and in the aggregate, on prior period consolidated financial statements. Your basis for this conclusion is unclear. It is also unclear to us whether you considered previously recorded out-of-period adjustments in 2011 and 2010, and the related errors that were corrected, when concluding that your prior period financial statements are not materially misstated. In this regard, we note on page 26 of the Form 10-Q that diluted earnings per share for the year ended December 31, 2011 was understated by $0.17 per share and the impact of the out-of-period adjustment recorded in 2011 was to understate diluted earnings per share $0.12 per share, apparently resulting in a combined understatement in previously reported diluted earnings per share of $0.29. Please provide us with your comprehensive evaluation of the materiality of all known errors in your previously filed financial statements, on both a financial statement line-item and net impact basis, explaining your consideration of both the quantitative impact and the qualitative impact of all identified errors on your previously reported financial statements. This analysis should include a sufficiently detailed explanation of the nature of all of the errors identified and corrected in 2012, 2011 and 2010, whether they are related, how they occurred, and any other relevant facts and circumstances.

Response:

We are supplementally providing to the Staff on a confidential basis our comprehensive evaluation of the materiality of all known errors in previously filed financial statements, prepared in accordance with Staff Accounting

Bulletin, or SAB, No. 99, which we refer to as our SAB 99 Analysis. This SAB 99 Analysis: (a) explains, in quantified detail, the nature of the accounting error that we identified during the quarterly period ended June 30, 2012 and of the errors previously identified and corrected as out-of-period adjustments in prior periods; (b) identifies the periods affected by those previously identified errors; and (c) assesses the impact of each error on the relevant financial statement line items and subtotals. The SAB 99 Analysis was prepared as part of our financial statement close process in connection with the preparation of the financial statements included in our Form 10-Q for the quarterly period ended June 30, 2012 and was reviewed with both the Audit Committee of our Board of Directors and then PricewaterhouseCoopers LLP, our independent registered public accounting firm, each of whom agreed with the conclusions reached by the Company.

Included with our SAB 99 Analysis are quantitative comparisons between previously reported amounts and the corresponding revised amounts. This analysis was prepared for each affected period and includes the impact of the error identified during the quarterly period ended June 30, 2012, as well as the impact of errors previously identified and corrected as out-of-period adjustments in prior periods. This quantitative analysis, along with our qualitative analysis included in the SAB 99 Analysis, formed the basis for our conclusions.

Based on our evaluation, which was conducted in accordance with SAB No. 99, and as disclosed in Note 8 on page 25 of our Form 10-Q for the quarterly period ended June 30, 2012, we concluded that the combined impact of the error identified during the quarterly period ended June 30, 2012 and of the errors previously identified and corrected as out-of-period adjustments in prior periods, both individually and in the aggregate, are immaterial to prior period consolidated financial statements. However, due to the expected significant decline in projected pre-tax and net income for the 2012 fiscal year, the impact of correcting such errors as out-of-period adjustments would be material to expected results for the year ending December 31, 2012. Accordingly, and as required under SAB No. 108, we revised our financial statements included in our Form 10-Q for the quarterly period ended June 30, 2012 to reflect such errors and additionally provided supplemental information for investors as to the impact of this revision on our historical financial results as of December 31, 2011 and 2010, for the years ended December 31, 2011, 2010 and 2009, and for the relevant quarterly periods in 2012 and 2011.

The Staff indicated it was unclear as to whether we considered previously recorded out-of-period adjustments when concluding that prior period financial statements are not materially misstated. As noted above, we considered these adjustments in our SAB 99 Analysis. Also, as disclosed in Note 8 of our Form 10-Q for the quarterly period ended June 30, 2012, we revised our prior period financial statements to correct “other immaterial out-of-period adjustments made in prior periods.” The adjustments referred to in that disclosure include all known prior period out-of-period adjustments.

We note the Staff observed that we recorded out-of-period adjustments during 2011 and that these adjustments resulted in a $0.12 understatement of diluted earnings per share. The revised statement of operations for the year ended December 31, 2011, as presented in our Form 10-Q for the quarterly period ended June 30, 2012, reflects the reversal of these previously recorded out-of-period adjustments and the allocation of those amounts to the appropriate periods. Accordingly, the $0.12 understatement of diluted earnings per share should not be aggregated with the understatement of our diluted earnings per share of $0.17 as reflected in the revised financial information for the year ended December 31, 2011 presented in our Form 10-Q for the quarterly period ended June 30, 2012. Rather, the understatement of our diluted earnings per share by $0.17 from 2011, as disclosed in our Form 10-Q for the quarterly period ended June 30, 2012, represents the correction of all known errors impacting 2011, including errors identified in prior periods that were previously corrected as out-of-period adjustments.

2.
Including restated, unaudited annual financial statements in your Form 10-Q does not satisfy an obligation to amend a previously filed Form 10-K. Explain to us why you have not filed an amended 2011 Form 10-K that includes restated, audited financial statements, restated selected financial data, and revised MD&A. Also, request that your auditor explain to us why they have not reissued an audit report for the restated financial statements.

Response:

As noted in our SAB 99 Analysis and as discussed above, in performing our analysis of the impact of the errors identified cumulatively through the second quarter of 2012, the Company concluded that the impact of correcting those errors was immaterial to all prior periods affected. In addition, the Company concluded that recording the cumulative effect of the error identified in the second quarter of 2012, along with those identified in the first quarter of 2012, would have been material to our projected results of operations for the full year ending December 31, 2012. SAB No. 108 provides that such errors can be corrected via a revision of prior period financial statements filed in future annual and quarterly filings rather than a restatement via an amendment of previously filed annual and quarterly filings. In these cases, where the revision of prior financial statements is immaterial, an Item 4.02 Form 8-K is not required on the basis that investors can continue to rely on the financial statements as filed. As such, no reissuance of any prior audit reports by our independent registered public accounting firm was required. We reviewed these conclusions with both the Audit Committee of our Board of Directors and then PricewaterhouseCoopers LLP, our independent registered public accounting firm, each of whom agreed with the conclusions reached by the Company.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our comprehensive SAB 99 Analysis for the period ended June 30, 2012 is being provided to the staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rules, we request that these materials be returned promptly following completion of the Staff's review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 CFR 200.83.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (703) 480-2913. Please be advised that Daniel E. Freiman no longer serves as the Company's Controller and future comment letters should be sent to my office via facsimile at (703) 547-5293.

Thank you for your assistance in this matter.

Yours Truly,

By: /s/ DONALD NEFF
Donald Neff
Vice President and Controller

Enclosures

cc:    Robert S. Littlepage, Jr.